Subject to Completion

Preliminary Pricing Supplement dated May 14, 2014

Preliminary Pricing Supplement (To the Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013 and the Index Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

$ Annual AutoCallable Notes due May 18, 2017 Linked to the Vanguard FTSE Emerging Markets ETF Global Medium-Term Notes, Series A

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	May 15, 2014

Issue Date:	May 20, 2014

Final Valuation Date:*	May 15, 2017

Maturity Date:*	May 18, 2017

Call Valuation Dates:*	May 15, 2015, May 16, 2016 and the Final Valuation Date

Call Settlement Date:*	The third Business Day after the applicable Call Valuation Date (provided that the final Call Settlement Date will be the Maturity Date).

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	The Vanguard FTSE Emerging Markets ETF (the “Reference Asset”) (Bloomberg ticker symbol “VWO UP <Equity>”)

Automatic Call:

If, on any Call Valuation Date, the Closing Value of the Reference Asset is equal to or greater than the Call Value, the Notes will be automatically called for a cash payment per $1,000 principal amount Note equal to the applicable Call Price payable on the applicable Call Settlement Date.

Call Value:	With respect to the Reference Asset on any Call Valuation Date, an amount equal to 100% of its Initial Value.

Call Price:

For every $1,000 principal amount Note, an amount equal to $1,000 plus a call premium calculated as follows:

•                   9.00% x $1,000, or $90.00, if the Notes are automatically called in respect of the first Call Valuation Date

•                   18.00% x $1,000, or $180.00, if the Notes are automatically called in respect of the second Call Valuation Date

•                   27.00% x $1,000, or $270.00, if the Notes are automatically called in respect of the final Call Valuation Date

Payment at Maturity:

If the Notes are not automatically called pursuant to the “Automatic Call” provisions, you will receive at maturity (subject to our credit risk):

(i)                                     if the Final Value of the Reference Asset is equal to or greater than its Barrier Value, a cash payment of $1,000 per $1,000 principal amount Note; and

(ii)                                  if the Final Value of the Reference Asset is less than its Barrier Value, a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x Reference Asset Return]

You may lose some or all of your principal if you invest in the Notes. If the Notes are not automatically called and the Final Value of the Reference Asset is less than its Barrier Value, your Notes will be fully exposed to such decline of the Reference Asset from its Initial Value to its Final Value and you will lose some or all of your principal.

Any payment on the Notes, including any payment due at maturity, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

Reference Asset Return:	The performance of the Reference Asset from its Initial Value to its Final Value, calculated as follows: Final Value – Initial Value Initial Value

[Terms of the Notes Continue on the Next Page]

	Initial Issue Price(1)	Price to Public	Agent’s Commission(2)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100.00%	2.25%	97.75%
Total	$[•]	$[•]	$[•]	$[•]

(1)          Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be between $935.00 and $955.20 per Note.   The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page PPS-1 of this preliminary pricing supplement.

(2)          Barclays Capital Inc. will receive commissions from the Issuer equal to 2.25% of the principal amount of the notes, or $22.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

One or more of our affiliates may purchase up to 15% of the aggregate principal amount of the Notes and hold such Notes for investment for a period of at least 30 days. Accordingly, the total principal amount of the Notes may include a portion that was not purchased by investors on the Issue Date. Any unsold portion held by our affiliate(s) may affect the supply of Notes available for secondary trading and, therefore, could adversely affect the price of the Notes in the secondary market. Circumstances may occur in which our interest or those of our affiliates could be in conflict with your interests.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-4 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-6 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete.   Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Terms of the Notes, Continued

Initial Value:	$[•], the Closing Value of the Reference Asset on the Initial Valuation Date.

Final Value:	The Closing Value of the Reference Asset on the Final Valuation Date.

Barrier Value:	$[•], which is 80.00% of the Initial Value, rounded to the nearest cent.

Closing Value:

With respect to any date, the official closing price per share of the Reference Asset on that date as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “VWO UP <Equity>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.

In certain circumstances, the Closing Price of a Reference Asset will be based on the alternate calculation of the Reference Asset as described in “Reference Asset—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” in the accompanying prospectus supplement.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741UDX9 / US06741UDX90

*                  Subject to postponement in the event of a market disruption event and as described under “Selected Purchase Considerations—Market Disruption Events and Adjustments” in this preliminary pricing supplement.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 and the index supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•                  Prospectus Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•                  Index Supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295727/d570220d424b3.htm

Our SEC file number is 1-10257.  As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the Initial Valuation Date, based on prevailing market conditions on the Initial Valuation Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the Initial Valuation Date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is expected to be less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately four months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PPS-6 of this preliminary pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to Initial Valuation Date.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to the Initial Valuation Date.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

PPS-1

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE ON THE NOTES UPON AUTOMATIC CALL OR AT MATURITY

The following examples demonstrate the how the payment (if any) upon early redemption or maturity of the Notes will be calculated under various circumstances. The numbers set forth in the following examples have been rounded for eases of reference and do not relate to the actual Closing Value of the Reference Asset on any Call Valuation Date. We cannot predict the Closing Value of the Reference Asset on any such date. The following examples do not take into account any tax consequences of investing in the Notes.

In addition, these examples make the following key assumptions:

•      Investor purchases $1,000 principal amount of Notes on the Initial Valuation Date at the initial public offering price and holds the Notes to maturity if the Notes are not automatically called.

•      No Market Disruption Events or events of default occur during the term of the Notes.

•      Hypothetical Initial Value: $100.00*

•      Barrier Value: $80.00*, or 80.00% of the hypothetical Initial Value set forth above (rounded to the nearest cent)

•      Call Value on each Call Valuation Date: $100.00, or 100% of the hypothetical Initial Value set forth above

•      Call Price per $1,000 principal amount Note: $1,090.00 (if called on the first Call Valuation Date), $1,180.00 (if called on the second Call Valuation Date) and $1,270.00 (if called on the final Call Valuation Date)

*The hypothetical Initial Value of 100.00 and the hypothetical Barrier Value of 80.00 have been chosen for illustrative purposes only and do not represent an actual likely Initial Value or Barrier Value. The actual Initial Value will be equal to the Closing Price of the Reference Asset on the Initial Valuation Date and the actual Barrier Value will be 80.00% of the Initial Value. The Closing Value for the Reference Asset on May 13, 2014 was $42.19. For more information about recent Closing Values of the Reference Asset, please see “Description of the ETF” below.

Examples Where the Notes are Automatically Called on the First or Second Call Valuation Date

Example 1: The Notes are automatically called on the first Call Valuation Date.

Closing Value on First Call Valuation Date	Closing Value on Second Call Valuation Date	Final Value

$110.00	N/A	N/A

Because the Closing Value of the ETF is above the Call Value on the first Call Valuation Date, the Notes are automatically called and you will receive on the Call Settlement Date a cash payment of $1,090.00 per $1,000 principal amount Note that you hold, calculated as follows:

$1,000 + [$1,000 x 9.00%] = $1,090.00

The return on investment of the Notes is 9.00%.

After the Notes are redeemed, they will no longer remain outstanding and you will not receive any further payments regardless of the value of the ETF at any time after the Call Settlement Date.

PPS-2

Example 2: The Notes are automatically called on the second Call Valuation Date.

Closing Value on First Call Valuation Date	Closing Value on Second Call Valuation Date	Final Value

$90.00	$115.00	N/A

Because the Closing Value of the Reference Asset is not above the Call Value on the first Call Valuation Date, the Notes are not automatically. Because, however, the Closing Value of the Reference Asset is above the Call Value on the second Call Valuation Date, the Notes are automatically called on the second Call Valuation Date and you will receive on the Call Settlement Date a cash payment of $1,180.00 per $1,000 principal amount Note that you hold, calculated as follows:

$1,000 + [$1,000 x 18.00%] = $1,180.00

The return on investment of the Notes is 18.00%.

After the Notes are redeemed, they will no longer remain outstanding and you will not receive any further payments regardless of the value of the Reference Asset at any time after the Call Settlement Date.

Examples Where the Notes Are Not Automatically Called on the First or Second Call Valuation Dates

The following table and examples are based upon the assumptions set forth above and further assume that the Notes have not been called on the first or second Call Valuation Date. These examples demonstrate hypothetical examples of amounts payable on the Notes at maturity given these assumptions.

Final Value ($)	Reference Asset Return	Payment at Maturity (per $1,000 principal amount Note)
150.00	50.00%	$1,270.00
140.00	40.00%	$1,270.00
130.00	30.00%	$1,270.00
120.00	20.00%	$1,270.00
110.00	10.00%	$1,270.00
100.00	0.00%	$1,270.00
95.00	-5.00%	$1,000.00
90.00	-10.00%	$1,000.00
80.00	-20.00%	$1,000.00
70.00	-30.00%	$700.00
60.00	-40.00%	$600.00
50.00	-50.00%	$500.00
40.00	-60.00%	$400.00
30.00	-70.00%	$300.00
20.00	-80.00%	$200.00
10.00	-90.00%	$100.00
0.00	-100.00%	$0.00

Example 3: The Reference Asset increases from an Initial Value of $100.00 to a Final Value of $110.00.

Because the Final Value is equal to or greater than the Call Value on the final Call Valuation Date (the Final Valuation Date), the Notes are automatically called and you will receive on the Maturity Date a cash payment of $1,270.00 per $1,000 principal amount Note that you hold, calculated as follows:

$1,000 + [$1,000 x 27.00%] = $1,270.00

The return on investment of the Notes is 27.00%.

PPS-3

Example 4: The Reference Asset decreases from an Initial Value of $100.00 to a Final Value of $90.00.

Because the Final Value is below the Call Value on the final Call Valuation Date, the Notes are not automatically called.

Because the Final Value is not less than the Barrier Value, you will receive a payment at maturity of $1,000 per $1,000 principal amount Note that you hold.

The return on investment of the Notes is 0.00%.

Example 5: The Reference Asset decreases from an Initial Price of $100.00 to a Final Price of $50.00.

Because the Final Value is below the Call Value on the final Call Valuation Date, the Notes are not automatically called.

In addition, because the Final Value is less than the Barrier Value, you will receive a payment at maturity of $500.00 per $1,000 principal amount Note that you hold, calculated as follows:

$1,000 + [$1,000 x Reference Asset Return]

$1,000 + [$1,000 x -50.00%] = $500.00

The return on investment of the Notes is- 50.00%.

Examples 5 above demonstrates that if the Notes are not automatically called and if the Final Value of the Reference Asset is less than the Barrier Value, your investment in the Notes will be fully exposed to the negative performance of the Reference Asset and you will lose some or all of your principal.

As such, if the Notes are not subject to the “Automatic Call” provisions, at maturity you may lose up to 100% of your investment in the Notes.

SELECTED PURCHASE CONSIDERATIONS

•                  Market Disruption Events and Adjustments—The Call Valuation Dates (including the Final Valuation Date), any Call Settlement Dates, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

o                For a description of what constitutes a Market Disruption Event with respect to the Reference Asset as well as the consequences of that Market Disruption Event, see “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities”.

o                For a description of further adjustments that may affect the Reference Asset, see “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds.”

For the avoidance of doubt, if a Call Valuation Date (other than the Final Valuation Date) is postponed, the Call Settlement Date (if applicable) will be the third Business Day following the Call Valuation Date (as postponed). If the Final Valuation Date is postponed, the Maturity Date will be postponed by the same number of business days from but excluding the originally scheduled Final Valuation Date to and including the originally scheduled Maturity Date. Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a Market Disruption Event on such date.

•                  Exposure to the Reference Asset—The “automatic call” feature and any return on the Notes is linked to the performance of the Reference Asset. The Reference Asset seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in emerging market countries. For additional information about the ETF, please see “Description of the ETF” in this preliminary pricing supplement.

•                  Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described below.  This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the

PPS-4

Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled derivative contract with respect to the Reference Asset.  Subject to the discussion of Section 1260 of the Internal Revenue Code (the “Code”) below, if your Notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes.  Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year, and otherwise should generally be short-term capital gain or loss.  Short term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

Although not entirely clear, it is possible that the purchase and ownership of the Notes could be treated as a “constructive ownership transaction” with respect to the Reference Asset that is subject to the constructive ownership rules of Section 1260 of the Code.  Because the Notes have a return profile that differs substantially from the return profile of the Reference Asset, we believe that Section 1260 of the Code should not apply to your Notes.  If your Notes were subject to the constructive ownership rules, however, any long-term capital gain that you realize upon the sale, redemption or maturity of your Notes would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such ordinary income) to the extent that such long-term capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased the actual number of shares of the Reference Asset referenced by your Notes on the date that you purchased your Notes and sold those shares on the date of the sale, redemption or maturity of the Notes.  Because the application of the constructive ownership rules to your Notes is unclear, you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the Notes.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.  Other alternative treatments for your Notes may also be possible under current law.  For example, it is possible that the Notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments.  If your Notes are so treated, you would be required to accrue interest income over the term of your Notes and you would recognize gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Notes.  Any gain you recognize upon the sale, redemption or maturity of your Notes would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Notes, and thereafter would be capital loss.

It is also possible that your Notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the Reference Asset that is issued by you to us.  You should consult your tax advisor as to the possible consequences of this alternative treatment.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” in the accompanying prospectus supplement.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

Non-U.S. Holders.  The following replaces the discussion of Section 871(m) of the Code in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders.”  The Treasury Department has issued proposed regulations under Section 871(m) of the Code which would, if finalized in their current form, impose U.S. federal withholding tax on “dividend equivalent” payments made on certain financial instruments linked to U.S. corporations (which the proposed regulations refer to as “specified ELIs”) that are owned by non-U.S. holders.  According to a notice issued by the Internal Revenue Service on March 4, 2014, the Internal Revenue Service intends to issue regulations providing that the term “specified ELI” will exclude any instrument issued prior to 90 days after the date when the proposed regulations under Section 871(m) are finalized. Accordingly, we anticipate that non-U.S. holders of the Notes will not be subject to tax under Section 871(m) of the Code.

PPS-5

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Index.  These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•                  “Risk Factors—Risks Relating to All Securities”;

•                  “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•                  “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•                  “Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise);

•                  “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest or Pay Interest at a Low Rate”; and

•                  “Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Value”.

In addition to the risks described above, you should consider the following:

•                  Your Investment in the Notes May Result in a Loss; No Principal Protection—If the Notes are not called pursuant to the “Automatic Call” provisions and the Final Value of the Reference Asset is less its Barrier Value, your investment will be fully exposed to the decline in the performance of the Reference Asset and you will lose some or all of the principal amount of your Notes. You may lose up to 100% of the principal amount of your Notes.

•                  Your Gain, if Any, on the Notes is limited to the Applicable Call Premium—If the Notes are automatically called pursuant to the “Automatic Call” provisions in respect of a Call Valuation Date, you will receive on the applicable Call Settlement Date a payment per $1,000 principal amount equal to the applicable Call Price, as described above in this preliminary pricing supplement. You will not participate in any appreciation of the Reference Asset above the percentage represented by the applicable call premium.

•                  Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.   In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  Potential Early Exit—While the original term of the Notes is as indicated on the cover page of this preliminary pricing supplement, the Notes will be automatically called if the Closing Value of the Reference Asset on a Call Valuation Date is equal to or greater than its Initial Value. In such an event, you may not be able to reinvest any amounts received on the Call Settlement Date in a comparable investment with similar risk and yield. No more interest or call premium will accrue or be payable after the relevant Call Settlement Date.  The “automatic call” feature may also adversely impact your ability to sell your Notes and the price at which they may be sold.  It may further limit your ability to sell your Notes and realize any market appreciation of the value of your Notes.

•                  Whether or Not the Notes Will be Automatically Called Prior to Maturity Will Not be Based on the Price of the Reference Asset at Any Time Other than the Closing Value of the Reference Asset on the applicable Call Valuation Date—Whether or not the Notes are automatically called pursuant to the “Automatic Call” provisions will be based solely on the Closing Value of the Reference Asset on the respective Call Valuation Dates.  Accordingly, if the price of the Reference Assets has dropped on any Call Valuation Date such that the Closing Value of the Reference Asset has fallen below the Call Value, your Notes will not be called on the relevant Call Valuation Date.

•                  If Your Notes Are Not Called Pursuant to the “Automatic Call” Provisions, the Payment at Maturity on Your Notes will be Based Solely on the Closing Value of the Reference Asset on the Final Valuation Date—If the Notes are not automatically called, the determination of the Reference Asset Return of the Reference Asset and, therefore, the payment at maturity will not be made based on any value of the Reference Asset other than the Final Value of the Reference Asset. Therefore, if the Notes are not automatically called and if the price of the Reference Asset drops precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes will be significantly less than it would otherwise have been had such payment been linked to the value of the Reference Asset prior to such drop.

If the price of the Reference Asset drops precipitously on the Final Valuation Date such that the Final Value is below the Barrier Value, the value of the payment at maturity on your Notes that you receive, if any, will be significantly less than it would have been had your payment at maturity been linked to the price of the Reference Asset at a time prior to such drop.

•                  No Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Asset would have.

PPS-6

•                Certain Features of Exchange-Traded Funds Will Impact the Value of the Notes—The value of the Reference Asset is subject to:

o                Management risk.  This is the risk that the respective investment strategies for the Reference Asset, the implementation of which is subject to a number of constraints, may not produce the intended results. An investment in an exchange-traded fund involves risks similar to those of investing in any fund of equity securities traded on an exchange, such as market fluctuations caused by such factors as economic and political developments, changes in interest rates and perceived trends in security prices.  However, because the Reference Asset is not “actively” managed, it generally does not take defensive positions in declining markets or would not sell a security because the security’s issuer was in financial trouble. Therefore, the performance of the Reference Asset could be lower than other types of mutual funds that may actively shift their portfolio assets to take advantage of market opportunities or to lessen the impact of a market decline.

o              Derivatives risk.  The Reference Asset may invest in futures contracts, options on futures contracts, other types of options and swaps and other derivatives.  A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as commodities.  Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the Reference Asset’s losses, and, as a consequence, the losses of your Notes, may be greater than if the Reference Asset invested only in conventional securities.

o              Exchange-Traded Funds May Underperform Their Respective Underlying Assets/Indices—The performance of the Reference Asset may not replicate the performance of, and may underperform, its underlying index. The Reference Asset will reflect transaction costs and fees that will reduce its relative performances.  Moreover, it is also possible that the Reference Asset may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying index.

•                  Non-U.S. Securities Market Risk—Some or all of the equity securities that are held by the Reference Asset have been issued by non- U.S. issuers. Investments in securities linked to the value of non-U.S. securities involve risks associated with the securities markets in those countries. In particular securities issued by foreign companies in foreign securities markets may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the financial products linked to such securities, which may have an adverse effect on the Notes.  Also, the public availability of information concerning the issuers of such securities will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators.  In addition, the issuers of these securities may be subject to accounting, auditing and financial reporting standards and requirement that differ from those applicable to United States reporting companies.

•                  The Notes are Subject to Currency Exchange Rate Risk—The component securities of the Reference Asset are traded and quoted in foreign currencies on non-U.S. markets. Therefore, holders of the Notes will be exposed to currency exchange rate risk with respect to the currencies in which the securities comprising the Reference Asset are denominated.  Currency exchange rates may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. If the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity. If the value of the currencies in which ETF components are denominated strengthens against the U.S. dollar during the term of your Notes, you may not obtain the benefit of that increase, which you would have had you owned directly the securities which comprise ETF.

•                  Risks associated with Emerging Markets—Because the Reference Asset invests in securities of companies located in emerging markets, an investment in the Notes will involve risks not generally associated with investments which have no emerging market component.  In particular, many emerging nations are undergoing rapid institutional change, involving the restructuring of economic, political, financial and legal systems.  Regulatory and tax environments may be subject to change without review or appeal.  Many emerging markets suffer from underdevelopment of capital markets and tax regulation.  The risk of expropriation and nationalization remains a threat.  Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

•                  Adjustments to the Reference Asset (including the underlying index tracked by the Reference Asset) could adversely affect the value of the Notes—Those responsible for calculating and maintaining the Reference Asset or the underlying index tracked by the Reference Asset can add, delete or substitute the components of the Reference Asset (or the underlying index tracked by the Reference Asset), or make other methodological changes that could change the value of the Reference Asset (or the underlying index tracked by the Reference Asset). In addition, the Reference Asset may be delisted from its relevant exchange or liquidated or otherwise terminated at any time. Any of these actions could adversely affect the value of the Reference Asset and, consequently, the value of the Notes. For a description of the actions that may be taken by the Calculation Agent in the event that an ETF is liquidated or otherwise terminated, please see “Adjustments to the Reference Assets” in this preliminary pricing supplement.

•                  The Reference Asset Recently Completed a Process of Transition to a New Underlying Index, Which Could Reduce the Performance of the Reference Asset and Limit the Utility of Available Information about the Performance of the Reference Asset—Until 2013, the Reference Asset tracked the performance of the MSCI Emerging Markets Index (the “MXEA”) . For more information about the MXEA, see “Non-Proprietary Indices—Equity Indices—MSCI Indices” in the accompanying index supplement. In January 2013, The Vanguard Group, Inc. announced that the Reference Asset was

PPS-7

expected to adopt the FTSE Emerging Index as its new target index. In the first phase of the transition, which began on January 10, 2013, the Reference Asset ceased tracking the MXEA, and began temporarily tracking the FTSE Emerging Transition Index, a “dynamic” index that is gradually reducing its exposure to South Korean equities by approximately 4% each week for a period of 25 weeks, while proportionately adding exposure to stocks of companies located in other countries based on their weightings in the new index. In the second phase of the transition, commencing on June 28, 2013, the Reference Asset ceased tracking the FTSE Emerging Transition Index and began tracking the FTSE Emerging Index.  As a result of this transition, the historical performance of the Reference Asset may be of limited use in evaluating the Reference Asset’s past performance, as there is limited historical information at this time to reflect the Reference Asset’s tracking of the FTSE Emerging Index.  The Reference Asset’s new underlying index could result in different investment returns (either lower or higher) or different levels of volatility than those of the former underlying index over any period of time.

•                  Single Equity Risk—The price of the Reference Asset can rise or fall sharply due to factors specific to the Reference Asset such as stock price volatility, earnings of the underlying equities comprising the Reference Asset, financial conditions of such equities, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the sponsor of the Reference Asset. We have not undertaken any independent review or due diligence of the such SEC filings or of any other publicly available information regarding the sponsor of the Reference Asset.

•                  The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated values referenced above may be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•                  The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                  The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the

PPS-8

Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes.  Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•                  Additional Potential Conflicts—In addition to the variety of roles that we and our affiliates play in connection with the issuance of the Notes described above under “We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest”, we also act as calculation agent and may enter into transactions to hedge our obligations under the Notes.  In performing these varied duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth and Investment Management, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth and Investment Management will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions for any such sales.  The role of Barclays Wealth and Investment Management as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth and Investment Management is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth and Investment Management is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth and Investment Management, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. or one or more of our other affiliates may at any time hold unsold inventory (as described on the cover page of this pricing supplement), which may inhibit the development of a secondary market for the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes should be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until redemption or maturity.  The outcome of this process is uncertain.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

PPS-9

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the Closing Value of the Reference Asset, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                the expected volatility of the Reference Asset;

o                the time to maturity of the Notes;

o                the market price and dividend rate, if any, on the Reference Asset;

o                interest and yield rates in the market generally;

o                a variety of economic, financial, political, regulatory or judicial events;

o                supply and demand for the Notes; and

o                our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PPS-10

DESCRIPTION OF THE REFERENCE ASSET

We have derived all information contained in this free writing prospectus regarding the ETF, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information and the ETF’s prospectus dated February 27, 2014. This information reflects the policies of, and is subject to change by The Vanguard International Equity Index Funds (the “Vanguard Trust”) and The Vanguard Group, Inc. (“Vanguard”). The Reference Asset is an exchange-traded class of shares issued by the Vanguard® Emerging Markets Stock Index Fund and is maintained and managed by Vanguard. Vanguard is the investment adviser to the Reference Asset. Shares of the Reference Asset trade on the NYSE Arca under the ticker symbol “VWO UP.” We have not independently verified the accuracy or completeness of the information derived from these public sources.

The Vanguard Trust is a registered investment company that consists of separate funds, each of which may consist of different share classes, including Fund shares. Information provided to or filed with the SEC by the Vanguard Trust under the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Investment Company Act file numbers 033-32548 and 811-05972, through the SEC’s website at http://www.sec.gov. For additional information regarding the Vanguard Trust, Vanguard and the Reference Asset, please see the Reference Asset’s prospectus. In addition, information about the Vanguard Trust, the Reference Asset and the Reference Asset’s Underlying Index (as defined herein) may have been obtained from other sources, including, but not limited to, press releases, newspaper articles, other publicly disseminated documents and the Vanguard website at www.vanguard.com and the FTSE website at www.ftse.com. We have not independently verified the accuracy or completeness of such information. Information contained in the Vanguard and FTSE websites and other publicly available information is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

Investment Objective and Strategy

The Reference Asset seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in emerging market countries. The Reference Asset employs an indexing investment approach by investing substantially all (normally about 95%) of its assets in the common stocks included in the benchmark index (while employing a form of sampling). The Reference Asset recently transitioned from tracking the performance of the FTSE Emerging Transition Index (the “Transition Underlying Index”) and currently tracks the performance of the FTSE Emerging Index (the “Underlying Index”). Both the Transition Underlying Index and the Underlying Index were developed by FTSE International Limited (“FTSE”) and are calculated, maintained and published by FTSE. FTSE is under no obligation to continue to publish, and may discontinue or suspend the publication of the Underlying Index at any time.

Historically, the Reference Asset sought to track the performance of the MSCI Emerging Markets Index (see relevant disclosure under “Non-Proprietary Indices—Equity Indices—MSCI Indices” in the accompanying index supplement). Starting in January of 2013, the Reference Asset began a two-step transition process to instead track the performance of the Underlying Index. First, in January 2013, the Reference Asset began tracking the performance of the Transition Underlying Index. Beginning June 28, 2013, the Reference Asset now intends to track the Underlying Index. The Transition Underlying Index was created to provide Vanguard with the ability to transition existing emerging markets funds to the Underlying Index over a period of approximately six months in a manner designed to reduce the impact on its existing fund shareholders. The Transition Underlying Index differs from the Underlying Index in the following ways:

-                    It contains Korean companies: FTSE classified South Korea as a developed market in September 2009, and since then, it has not been a member of FTSE’s emerging indices. As Vanguard currently includes Korea within its emerging market portfolio, FTSE will initially include the constituents of the FTSE Korea Index in the transition index universe, and then over a 25-week period, will gradually reduce the weight of South Korea in the index.

-                  It contained P Chips: FTSE announced that it would move P Chips (as defined below) from Hong Kong (a developed market) to China (an emerging market) across all its indexes beginning March 18, 2013. In anticipation of this change, P Chips were included in the Transition Underlying Index from its launch. Subsequently, at the March 2013 review, FTSE removed P Chips from the Transition Underlying Index. A P Chip is a company controlled by mainland individuals, with the establishment and origin of the company in mainland China. A P Chip must be incorporated outside of the People’s Republic of China and traded on the Stock Exchange of Hong Kong, with a majority of its revenue or assets derived from mainland China.

-                  It contains March 2013 indicative additions and deletions: FTSE has announced a list of indicative additions and deletions that would be applied at the March 2013 index reviews. These companies were incorporated into the Transition Underlying Index at the start of its calculation.

-                    It is based on actual free float: FTSE announced that beginning March 18, 2013, the Underlying Index would adopt actual free float percentages. In anticipation of this change, the Transition Underlying Index applied actual free float from its launch.

PPS-11

As of March 31, 2014, the Reference Asset’s holdings consisted of companies from the following 20 countries: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Malaysia, Mexico, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, Turkey, and the United Arab Emirates. In addition, as of that date, the Reference Asset’s four largest holdings by country were China (21.2%), Taiwan (13.6%), Brazil (13.2%) and India (10.1%). As of March 31, 2014, the Reference Asset held 958 stocks; the Reference Asset’s ten largest equity securities holdings (constituting 15.7% of the total net assets) were Taiwan Semiconductor Manufacturing Co. Ltd., Petroleo Brasileiro SA, Tencent Holdings Ltd., China Construction Bank Corp., China Mobile Ltd., Itau Unibanco Holding SA, Industrial & Commercial Bank of China Ltd., Vale SA, Gazprom OAO and Banco Bradesco SA.

The Underlying Index

The Underlying Index is a market-capitalization, weighted index representing the performance of 849 large and mid-cap companies in 22 emerging markets (as of April 30, 2014) and is derived from the FTSE Global Equity Index Series. FTSE announced that in March 2013, the Underlying Index would expand by approximately 100 constituents, following the addition of P Chips to the FTSE China Index. The Underlying Index was launched on June 30, 2000, with a base date of December 31, 1986, and a base value of 100.

Eligible Countries – Criteria for Inclusion

The following criteria must be met before a country’s companies can be included in the Underlying Index:

•                  permission for direct equity investment by non-nationals;

•                  availability of accurate and timely data;

•                  non-existence of any significant exchange controls which would prevent the timely repatriation of capital or dividends;

•                  the demonstration of significant international investor interest in the local equity market; and

•                  existence of adequate liquidity in the market.

A country’s classification as developed, advanced emerging, or secondary emerging is largely dependent on the following factors:

•                  wealth (GNI per capita);

•                  total stock market capitalization;

•                  breadth and depth of market;

•                  any restrictions on foreign investment;

•                  free flow of foreign exchange;

•                  reliable and transparent price discovery;

•                  efficient market infrastructure (trading, reporting and settlement systems, derivatives market, and other factors); and

•                  oversight by independent regulator

Determining Company Nationality

A company will be allocated to a single country. If a company is incorporated in one country and has its sole listing in the same country, the company will be allocated to that country. In other circumstances, FTSE will refer the company to the FTSE Nationality Committee, which will decide the appropriate nationality for the company. If a company is incorporated in a country, has a listing in that country and listings in other countries, the FTSE Nationality Committee will normally assign the company to the country of incorporation. If a company is incorporated in a country, and is listed only in countries other than the country of incorporation, the FTSE Nationality Committee will normally allocate the company to the country with the greatest liquidity. If a company is incorporated in a country other than a developed country, has no listing in that country and is listed only in one or more developed countries, that company will only be eligible for FTSE Global Equity Index Series inclusion if the country of incorporation is internationally recognized as having a low taxation status that has been approved by the FTSE Nationality Committee.

Eligible Securities

Most types of equity securities are eligible for the Underlying Index. Companies in the business of holding equity and other investments (e.g., investment trusts) which are assumed by the Industry Classification Benchmark as Subsector equity investment instruments and non-equity investment instruments which are assumed by the Industry Classification Benchmark as Subsector non-equity investment instruments are not eligible for inclusion. Limited liability partnerships and limited liability companies are not eligible for inclusion. Where a unit comprises equity and non-equity, it will not be eligible for inclusion. Convertible preferred shares and loan stocks are excluded until converted.

PPS-12

Adjustments Applied to Eligible Securities

Eligible companies may be subject to adjustment for free float and multiple classes, as described below.

Free float restrictions include:

•                  shares directly owned by state, regional, municipal and local governments (excluding shares held by independently managed pension plans for governments);

•                  shares held by sovereign wealth funds where each holding is 10% or greater. If the holding subsequently decreases below 10%, the shares will remain restricted until the holding falls below 7%;

•                  shares held by directors, senior executives and managers of the company, and by their family and direct relations, and by companies with which they are affiliated;

•                  shares held within employee share plans;

•                  shares held by public companies or by non-listed subsidiaries of public companies;

•                  shares held by founders, promoters, former directors, founding venture capital and private equity firms, private companies and individuals (including employees) where the holding is 10% or greater. If the holding subsequently decreases below 10%, the shares will remain restricted until the holding falls below 7%;

•                  all shares where the holder is subject to a lock-up provision (for the duration of that provision);

•                  shares held for publicly announced strategic reasons, including shares held by several holders acting in concert; and

•                  shares that are subject to on-going contractual agreements (such as swaps) where they would ordinarily be treated as restricted.

Where there are multiple classes of equity capital in a company, all classes are included and priced separately, provided that:

•                  The secondary class’s full market capitalization (i.e., before the application of any investability weightings) is greater than 25% of the full market capitalization of the company’s principal class and the secondary class is eligible in its own right in all respects.

•                  All partly-paid classes of equity are priced on a fully-paid basis if the calls are fixed and are payable at known future dates. Those where future calls are uncertain in either respect are priced on a partly-paid basis.

Liquidity of Constituents

Each constituent security will be tested for liquidity by calculation of its median daily trading per month. The median trade is calculated by ranking each daily trade total and selecting the middle ranking day. Daily totals with zero trades are included in the ranking; therefore, a security that fails to trade for more than half of the days in a month will have a median trade of zero.

A non-constituent which does not turnover at least 0.05% of its outstanding shares (after the application of any free float weightings) based on its median daily trade per month for at least ten of the twelve months prior to a full market review will not be eligible for inclusion in the Index Series. An existing constituent which does not turnover at least 0.04% of its shares in issue (after the application of any free float weightings) based on its median daily trade per month for at least eight of the twelve months prior to a full market review will be removed. New issues which do not have a twelve month trading record must have a minimum three month trading record when reviewed. They must turnover at least 0.05% of their outstanding shares (after the application of any free float weightings) based on their median daily trade per month in each month since their listing.

If a company fails the liquidly test based on its underlying shares, its Depositary Receipts (“DR”) may be considered for inclusion in the index if it passes the liquidity test in its own right and is traded on an exchange within the same regional time zone in which the underlying shares are listed. Where a company has both a DR and underlying shares listed, both securities will be tested separately for liquidity. The underlying share will be included if it passes the liquidity test in its own right. The DR will only be eligible for inclusion if the underlying share fails the liquidity test and the DR passes in its own right. Where the DR has been included, it will remain in the index until it either fails the liquidity test or the underlying share passes a future liquidity test with greater liquidity than the DR. In the event that the underlying share fails the liquidity test and the DR trades in a different time zone, but passes the test in its own right, the underlying share will be included as long as the DR is fully fungible (i.e., the DR can be converted into underlying shares and the underlying shares can be converted into DRs).

PPS-13

Historical Information Regarding the Reference Asset

We obtained the historical closing level information in the chart and the graph below from Bloomberg, L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

The following table sets forth the high and low closing prices of the Reference Asset, as well as end-of-quarter closing prices, during the periods indicated below.

Quarter / Period Ending	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
March 31, 2008	52.90	44.01	47.14
June 30, 2008	53.45	46.21	46.54
September 30, 2008	45.63	32.10	34.66
December 31, 2008	34.22	18.60	23.70
March 31, 2009	25.68	19.04	23.60
June 30, 2009	33.89	24.39	31.82
September 30, 2009	39.01	30.57	38.56
December 31, 2009	41.71	37.54	41.00
March 31, 2010	42.80	36.85	42.18
June 30, 2010	43.98	36.38	37.99
September 30, 2010	45.40	38.22	45.40
December 31, 2010	49.32	45.54	48.15
March 31, 2011	48.92	45.00	48.92
June 30, 2011	50.71	46.44	48.62
September 30, 2011	49.52	35.89	35.89
December 30, 2011	43.47	35.20	38.21
March 30, 2012	45.09	38.57	43.47
June 29, 2012	43.99	37.08	39.95
September 28, 2012	43.25	38.28	41.75
December 31, 2012	44.53	40.44	44.53
March 31, 2013	45.45	42.24	42.89
June 28, 2013	44.79	36.53	38.78
September 30, 2013	42.94	37.16	40.11
December 31, 2013	42.91	39.96	41.14
March 31, 2014	40.58	36.67	40.58
May 13, 2014*	42.19	40.46	42.19
* For the period commencing April 1, 2014 and ending on May 13, 2014

PPS-14

The following graph sets forth the historical performance of the Reference Asset based on daily closing prices from January 1, 2008 through May 13, 2014. The closing price per share of the Reference Asset on May 13, 2014 was $42.19.

We obtained the historical trading price information set forth above from Bloomberg, L.P., without independent verification. The historical performance of the Reference Asset should not be taken as an indication of the future performance of the Reference Asset during the term of the Notes. Furthermore, due to the transition in the Reference Asset’s underlying index, as described above, the Reference Asset’s historical performance may be of limited value in assessing its performance.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS-15